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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                         Chock Full O'Nuts Corporation
                           (Name of Subject Company)

                         Chock Full O'Nuts Corporation
                      (Name of Person(s) Filing Statement)

                               ----------------

                          8% Convertible Subordinated
                       Debentures due September 15, 2006

                       7% Convertible Senior Subordinated
                          Debentures due April 1, 2012

                    Common Stock, Par Value $0.25 Per Share
              (including associated common stock purchase rights)
                         (Title of Class of Securities)

                                   170268AC0
                                   170268AB2
                                  170268 10 6
                    (CUSIP Number of Classes of Securities)

                               ----------------

                                 Howard Leitner
                         Chock Full O'Nuts Corporation
                              370 Lexington Avenue
                            New York, New York 10017
                                 (212) 532-0300
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on behalf of
                          the Person Filing Statement)

                               ----------------

                                With copies to:

                             W. Leslie Duffy, Esq.
                            Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

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Item 1. Security and Subject Company

  The name of the subject company is Chock Full O'Nuts Corporation, a New York corporation (the "Company"). The principal executive offices of the Company are located at 370 Lexington Avenue, New York, New York 10017. The classes of securities to which this Statement relates are (i) the Company's Common Stock, par value $0.25 per share (the "Common Stock"), including the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement dated as of December 30, 1997 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, (ii) the Company's 8% Convertible Subordinated Debentures due September 15, 2006, issued under an Indenture dated as of September 15, 1986 between the Company and Bank One Corporation, as successor to Manufacturers Hanover Trust Company (the "8% Convertible Debentures"), and (iii) the Company's 7% Convertible Senior Subordinated Debentures due April 1, 2012, issued under an Indenture dated as of April 1, 1987 between the Company and IBJ Whitehall Bank & Trust Company (the "7% Convertible Debentures" and, together with the 8% Convertible Debentures and the Shares, the "Securities").

Item 2. Tender Offer of the Bidder

  This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 7, 1999 (the "Schedule 14D-1") filed by Sara Lee Corporation, a Delaware corporation ("Sara Lee"), and its wholly-owned subsidiary CFN Acquisition Corporation, a Delaware corporation (the "Purchaser" and, together with Sara Lee, the "Bidder"), to purchase (i) all of the outstanding Shares at a price of $10.50 per Share, (ii) all of the outstanding 8% Convertible Debentures at a price of $1,275.82 per $1,000 debenture and (iii) all of the outstanding 7% Convertible Debentures at a price of $1,344.43 per $1,000 debenture, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 1999 (the "Offer to Purchase") and the related Letters of Transmittal (which, as amended from time to time, together with any amendments and supplements thereto, collectively constitute the "Offer"). The Offer to Purchase states that the principal executive office of each of Sara Lee and the Purchaser is Three First National Plaza, Chicago, Illinois 60602.

Item 3. Identity and Background

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Executive Compensation and Transactions with Directors, Officers and Principal Holders", "Option/SAR Grants in Last Fiscal Year", "Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values", "Report of the Compensation Committee on Executive Compensation", "Pension Plan", "401(k) Cash or Deferred Com-pensation Plan", "Deferred Compensation Plan", "Employee Stock Ownership Plan", "Unfunded Directors Retirement Plan" and "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement for the 1998 Annual Meeting of Shareholders held on December 18, 1998 (the "Proxy Statement"). A copy of the pertinent portions of the Proxy Statement is filed as Exhibit 1 hereto, and such portions are incorporated herein by reference.

  Effective as of October 27, 1998, the employment agreement between the Company and Marvin Haas, the President and Chief Executive Officer of the Company, was amended and restated. The amended and restated employment agreement is substantially the same as his employment agreement previously in effect (as described in the Proxy Statement) except that benefits are payable in the event of his voluntary resignation for any reason following a Change in Control (as defined) and not just for certain specified reasons constituting "Good Reason" (as was provided in the prior employment agreement) and his base salary continued for the balance of the term after a termination of employment following a Change in Control is increased by $75,000 per year.

  On April 30, 1999, in view of the need to minimize management distraction and to retain management's loyalty and dedication to the Company and to assure their attention to the Company's performance pending resolution of the Bidder's proposal, the Board of Directors of the Company (the "Board") approved the amendment of the annual incentive cash bonus plan covering nine individuals to provide for the payment of (1) a minimum bonus with respect to the fiscal year ending July 31, 1999 and (2) the maximum bonus with respect to a fiscal year if a Change in Control (as defined) of the Company occurs in such fiscal year. The minimum bonus for each individual is 1/3 of such individual's maximum bonus opportunity. Mr. Marvin Haas, the President and Chief Executive Officer of the Company, chose not to accept such amendment as it relates to the minimum bonus. In the event of a Change in Control of the Company, the maximum bonus would be payable within 30 days following a Change in Control. As six executive officers of the Company (including the two individuals named in the Proxy Statement) are covered by employment agreements which upon certain terminations of employment following a Change in Control provide for the payment of this maximum bonus for the fiscal year in which the Change in Control of the Company occurs, this amendment as approved by the Board of Directors does not require the Company to make material additional payments. See "Executive Compensation and Transactions with Directors, Officers and Principal Holders" in the Proxy Statement (the pertinent section of which is filed as Exhibit 1 hereto).

  To the knowledge of the Company, except as described above, as of the date hereof, there are no material contracts, agreements, arrangements or undertakings, or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) the Bidder or its executive officers, directors or affiliates except as described herein or incorporated by reference.

Item 4. The Solicitation or Recommendation

  (a) Recommendation of the Board of Directors. In a letter dated August 15, 1997, the Bidder formally invited the Company to negotiate a business combination acceptable to both companies and their respective shareholders. On August 20, 1997 the Company indicated in a letter to the Bidder that it was not interested in pursuing such negotiations.

  On July 8, 1998, the Bidder submitted a written proposal to the Board of the Company proposing that the Bidder acquire the Company at a purchase price of $9.50 per Share in cash or shares of the Bidder's common stock ("Bidder Common Stock"). The Bidder, in a letter to the Board, reiterated its offer on July 29, 1998. On August 12, 1998, the Board responded, in a letter to the Bidder, that it was, with the assistance of Credit Suisse First Boston Corporation ("CSFB"), the Company's financial advisor, reviewing and evaluating the proposal.

  On September 15, 1998, representatives of the Company, the Bidder and their respective financial advisors met. At this meeting, the proposal and related matters were discussed. On October 2, 1998, the Company and the Bidder exchanged certain financial information. On October 16, 1998, the Bidder increased its proposal to $10.50 per Share in cash or shares of Bidder Common Stock. The Bidder, through a representative, subsequently indicated the possibility of a transaction at a price of $11.00 per Share in some combination of cash and Bidder Common Stock. On October 29, 1998, the Board, through CSFB, communicated to the Bidder's financial advisor that it was rejecting the Bidder's proposal, but that it would be willing to discuss a transaction at a higher price. On October 29, 1998, CSFB relayed to the Board that the Bidder had indicated it was not interested in increasing its offer and thereafter, the Bidder broke off all negotiations with the Company.

  In a March 10, 1999 letter to the Board, the Bidder indicated its renewed interest in acquiring the Company at a price of $9.50 per Share (a lower price than the Bidder had previously offered). On March 22, 1999, the Board rejected the Bidder's March 10th proposal as inadequate. The Board viewed the Bidder's proposal as an attempt by the Bidder to acquire a competitor at a bargain price, by taking advantage of commodity price fluctuations and depressed values for microcap stocks.

  On April 12, 1999, representatives of the Bidder informed CSFB that, as of that day, the Bidder had acquired (directly and through the ownership of convertible debentures) beneficial ownership of more than 5% of the Shares and that the Bidder would like to engage in discussions regarding a possible acquisition during the ten day period prior to filing its Schedule 13D with the Securities and Exchange Commission (the "SEC"). On April 19, 1999, the Bidder indicated it was willing to increase its proposal above $10.00 per Share in connection with such negotiations.

  On April 20, 1999, the Bidder increased its proposal to $10.50 per Share in cash. Thereafter, CSFB, at the direction of the Company, told the Bidder that the Board would consider a transaction at $12.50 per Share, payable in the Bidder's Common Stock. Later that day the Bidder proposed to acquire the Company at a price of $10.50 per Share payable in the Bidder's Common Stock. In further discussions the Bidder indicated its willingness to enter into a stock transaction with a collar that would provide some protection against declines in the price of the Bidder's Common Stock, but give the Company's stockholders the benefit of increases, if any, in the value of the Bidder's Common Stock between the date of signing a definitive agreement and the closing. Additionally, the Bidder indicated that it was not willing to increase its offer to above $11.00 per Share.

  At this time the Executive Committee of the Board directed CSFB to make preliminary confidential inquiries to several other companies to determine if they would be interested in a transaction with the Company.

  On April 22, 1999, the Bidder filed a Schedule 13D with the SEC which indicated that between November 12, 1998 and April 16, 1999, the Bidder had purchased 111,200 shares of the Common Stock, $2,639,225.00 aggregate principal amount of 7% Convertible Debentures and a total (net of redemptions) of $1,272,764.00 aggregate principal amount of 8% Convertible Debentures. On May 4, 1999, the Bidder issued a press release announcing its intent to commence a tender offer to purchase all of the Company's outstanding Securities. On May 7, 1999, the Bidder filed its Schedule 14D-1 with the SEC.

  At a meeting held on May 14, 1999, the Board recommended that its Securityholders reject the Offer, based upon the Board's determination that the Offer is inadequate and not in the best interests of the Company and its Securityholders. After consideration of all relevant factors, including those discussed below, the Board determined that the $10.50 per Share amount of the Offer does not adequately reflect the potential value of the Company achievable for its Securityholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S SECURITYHOLDER'S REJECT THE OFFER AND NOT TENDER ANY SECURITIES TO THE BIDDER.

  The letter from the Chairman of the Board and the Chief Executive Officer of the Company to the Securityholders communicating the Board's recommendation and a press release announcing such recommendation are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated by reference herein.

  (b) Reasons for the Recommendation. In reaching the determination and recommendation discussed in paragraph (a) above, the principal factors, considered by the Board were:

    (i) the Board's familiarity with the business, assets, financial condition, results of operations, business plans and current business strategy and future prospects of the Company, the nature of the industry in which the Company operates and the Company's competitive position in such industry;

    (ii) a presentation by CSFB, indicating that, based upon discounted cash flow analyses (using various operating assumptions for the Company and management's estimates of synergies achievable by an acquiror), the per Share value of the Company is higher than the Bidder's Offer of $10.50 per Share;

    (iii) the Board's belief that the Offer is an attempt by the Bidder to acquire a competitor at bargain price, which belief is based, in part, upon the fact that the Bidder has, more than once, indicated the possibility of a transaction at a price of $11.00 per Share;

    (iv) the Board's and management's perception that the long-term prospects for the coffee industry as a whole are generally positive, despite the industry's recent weakness;

    (v) the Board's belief, based in part on the factors referred to in paragraphs (i) through (iv), that the per Share price of the Offer does not adequately reflect the potential value of the Company achievable for its Securityholders;

    (vi) the Board's belief that it is in the best interest of the Securityholders at this time to evaluate, with the assistance of CSFB, alternatives to the Offer, including pursuing current discussions with other potential purchasers; and

    (vii) the Board's commitment to protecting the best interests of the Company and enhancing the value of the Company for the benefit of the Securityholders.

  In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual members of the Board may have given different weight to different factors.

Item 5. Persons Retained, Employed or to Be Compensated

  The Company has retained CSFB as its financial advisor in connection with the Offer and the evaluation of strategic alternatives. Pursuant to the terms of CSFB's engagement, the Company has agreed to pay CSFB the following fees:
(i) a financial advisory fee of $250,000 (the "Initial Financial Advisory fee"), (ii) a transaction fee (the "Transaction Fee") equal to the sum of (a) 1.5% of the total fair market value (at the time of closing) of the aggregate consideration paid or payable to the Company or the Company's stockholders in connection with an acquisition transaction or other extraordinary corporate transaction involving the Company, up to and including the aggregate consideration implied in a transaction valued at $11.00 per Share and (b) 5.0% of the incremental amount of the aggregate consideration implied in a transaction valued in excess of $11.00 per share and (iii) in the event of an unsolicited tender offer for the Company's securities, (a) a fee of $500,000 (the "Opinion Fee"), payable upon the rendering of an opinion by CSFB as to the fairness, from a financial point of view, of the consideration to be received in such unsolicited tender offer, (b) a fee of $500,000 (the "Additional Advisory Fee"), payable within 180 days from the date of the unsolicited tender offer if the Company is independent at such time and (c) if, during the term of CSFB's engagement or within two years after termination of CSFB's engagement, another transaction for the Company is consummated, a customary transaction fee as mutually agreed upon by the Company and CSFB. The Initial Financial Advisory Fee, to the extent previously paid, will be credited against the Opinion Fee and the Additional Advisory Fee, and the Initial Financial Advisory Fee, the Opinion Fee and the Additional Advisory Fee, to the extent previously paid, will be credited against the Transaction Fee or such other transaction fee paid to CSFB pursuant to clause (iii)(c) above.

  The Company has also agreed to reimburse CSFB for reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by CSFB (with the Company's prior approval), and to indemnify CSFB and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement. In addition, the Company has agreed to engage CSFB in connection with any external financing in connection with CSFB's engagement and any public offering or private placement of the Company's securities during the term of CSFB's engagement. CSFB has in the past provided financial services to the Company unrelated to the Offer.

  In the ordinary course of business, CSFB and its affiliates may actively trade or hold the securities of the Company and the Bidder for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  The Company has retained Kekst & Co. ("Kekst") as its public relations advisor in connection with the Offer and related matters. The Company has also retained The Altman Group ("Altman") to assist the Company in connection with its communications with Securityholders and to provide other services in connection with the Offer and related matters. The Company will pay Kekst and Altman reasonable and customary compensation for their services plus reimbursement for reasonable out-of-pocket expenses. The Company has also agreed to indemnify each of Kekst and Altman against certain liabilities and expenses, including certain liabilities under the federal securities laws.

Item 6. Recent Transactions and Intent with Respect to Securities

  (a) Except as set forth below, there have been no transactions in the Securities during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  Between April 1, 1999 and April 9, 1999, Howard M. Leitner, the Senior Vice President and Chief Financial Officer and director of the Company, sold a total of 8,884 Shares for aggregate gross proceeds of $49,330. Mr. Leitner consummated the sale of such Shares in compliance with the requirements of a Qualified Domestic Relations Order to which he is subject.

  (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries presently intend to tender to the Bidder pursuant to the Offer any Securities which are held of record or beneficially owned by such persons or to otherwise sell any such Securities.

Item 7. Certain Negotiations and Transactions by the Subject Company

  (a) For the reasons discussed in Item 4 above, the Board has concluded that the Bidder's Offer is inadequate and not in the best interests of the Company and its Securityholders. At the May 14, 1999 meeting of the Board, the Board further concluded that it was in the best interest of the Company and its Securityholders that management, with the assistance the Company's legal and financial advisors, continue to develop and evaluate alternatives to the Bidder's Offer in order to maximize the value of the Company to its Shareholders, including pursuing current discussions with other potential purchasers.

  Accordingly, the Company has undertaken preliminary exploratory discussions and negotiations which relate to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, or (iii) a material change in the present capitalization of the Company. In this regard, the Company has had preliminary discussions with other parties regarding their potential interest in a possible transaction involving the Company of the types described above, and the Company has furnished confidential information to certain parties indicating an interest in such a transaction and has responded to due diligence inquiries from such parties. Although the Board has made no decision to sell the Company, the Board will give careful consideration to any acquisition proposal that appropriately reflects the Company's value. There can be no assurance that the aforementioned activity will result in any transaction being recommended by the Board or that any transaction which is recommended will be authorized or consummated.

  The Board has determined that disclosure at this time with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in this Item 7 might jeopardize the institution or continuation of any discussions that the Company has conducted or may conduct. Accordingly, the Board adopted a resolution at its May 14, 1999 meeting instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

  (b) Except as described in Item 3(b) and Item 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this item.

Item 8. Additional Information to Be Furnished

 The Rights Agreement.

  As of December 30, 1997, the Company entered into the Rights Agreement which amended the Rights Agreement, dated as of December 30, 1987, between the Company and IBJ Schroder Bank and Trust Company, as rights agent, to, among other things, (i) extend the expiration date thereof to December 30, 2007,
(ii) establish an exercise price of $28 per Right (as hereinafter defined), subject to adjustment, (iii) reduce the redemption price to $.01 per Right,
(iv) add an exchange provision which permits the Board, at its option, in certain circumstances after the Rights become exercisable to exchange one share of the Company's Common Stock for each Right, (v) provide certain exclusions from the operation of the Rights Agreement for certain inadvertent acquisitions, (vi) name American Stock Transfer & Trust Company as successor Rights Agent and (vii) make certain other technical modifications.

  On December 30, 1987, the Board authorized and declared a dividend distribution of one Right (as defined below) for each outstanding share of Common Stock of the Company to shareholders of record at the close of business on January 22, 1988 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $28 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

  The Rights are initially attached to all certificates representing shares of Common Stock outstanding, and no separate Right certificates have been distributed. Until the earlier to occur of (i) a public announcement that, without the prior consent of the Company, (A) a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, after December 30, 1987, beneficial ownership of securities having 20% or more of the voting power of all outstanding voting securities of the Company, or (B) a person or group of affiliated or associated persons that, on December 30, 1987, beneficially owned securities having 20% or more of the Company's voting power, has acquired, or obtained the right to acquire, after December 30, 1987, beneficial ownership of securities representing an additional 2% or more of the Company's voting power (any such person or group referred to in clauses
(A) or (B) being an "Acquiring Person" and such date being the "Stock Acquisition Date") or (ii) the tenth business day following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group of related persons becoming an Acquiring Person without the prior consent of the Company, or such later date as may be fixed by the Board of Directors of the Company (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only in conjunction with the corresponding transfer of the Common Stock certificates. From as soon as practicable after the Record Date and until the later of the Stock Acquisition Date or the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date (including Common Stock certificates issued at any time after the Record Date upon conversion of the Company's outstanding 8% Convertible Debentures and 7% Convertible Debentures (together, the "Convertible Debentures")) upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the later of the Stock Acquisition Date or the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding (with or without the Summary of Rights to Purchase Common Shares attached) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) December 30, 2007, (ii) consummation of a merger transaction with a person or group who acquired Common Stock pursuant to a Permitted Offer (as defined below) and who is offering the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption or exchange by the Company as described below.

  The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Common Stock at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular cash dividends out of earned surplus and dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

  In the event that a person becomes an Acquiring Person (unless pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors of the Company, who are not an Acquiring Person or an affiliate or associate of an Acquiring Person, to be both adequate and otherwise in the best interests of the Company and its various constituents, including, without limitation, both the long term and short term interests of the Company and its shareholders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right will for a 60-day period thereafter have the right to receive upon exercise thereof that number of shares of Common Stock having a market value of two times the then current exercise price of the Right, subject to the availability of a sufficient number of authorized but unissued shares (such right being called the "Subscription Right").

  In the event that after a Stock Acquisition Date the Company is acquired in a merger or other business combination transaction involving the Company or 50% or more of its assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right").

  The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights that are or were at any time owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person becomes such shall become void insofar as they relate to the Subscription Right or the Merger Right.

  With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

  At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person or following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as no person beneficially owns securities representing 20% or more of the voting power of the Company's voting securities. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after 10 business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the Company's voting power and prior to the acquisition by any such person or group of 50% or more of the Company's voting power, the Board of Directors, at its option, may exchange all or part of the then outstanding and existing Rights (other than Rights owned by such person or group which shall become void), for Common Stock, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stock-holder of the Company, including, without limitation, the right to vote or to receive dividends.

  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

 Section 912 of the New York Business Corporation Law.

  The Offer is conditioned upon, among other things, the Bidder being satisfied that the restrictions on business combinations contained in Section 912 of the New York Business Corporation Law ("Section 912") are inapplicable to the proposed merger set forth in the Offer to Purchase.

  Section 912 regulates certain business combinations, including mergers, of a New York corporation, such as the Company, with a person that has, individually or with or through its affiliates or associates, acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding voting stock of such corporation (an "Interested Shareholder").

  Section 912 provides that no New York corporation may engage in any business combination with any Interested Shareholder of such corporation for a period of five years following the date on which such Interested Shareholder becomes an Interested Shareholder (a "Stock Acquisition Date") unless such business combination or the purchase of stock made by such Interested Shareholder on such Interested Shareholder's Stock Acquisition Date is approved by the board of directors of such corporation prior to such Interested Shareholder's Stock Acquisition Date.

  Unless the Bidder satisfies the requirements of Section 912, the Bidder would be unable to effect the proposed merger with the Company as contemplated by the Offer to Purchase for a period of five years.

  The foregoing summary of Section 912 does not purport to be complete and is qualified in its entirety to references to the provisions of Section 912.

 Litigation.

  Between April 26, 1999 and April 27, 1999, two putative class action lawsuits were filed by alleged Shareholders of the Company against certain officers and directors of the Company and the Company, in the Supreme Court of the State of New York, styled LAURA BENJAMIN V. CHOCK FULL O'NUTS CORP., ET AL., C.A. No. 9108759 and SANDRA KAFENBAUM ET AL. V. MARK A. ALEXANDER ET AL., C.A. No. 99602054. In addition, on April 26, 1999 a shareholder's derivative complaint was filed by alleged Shareholders of the Company against certain officers and directors of the Company and the Company, in the Supreme Court of the State of New York, styled HARBOR FINANCE PARTNERS AND ALAN FREBURG V. MARVIN I. HAAS ET AL., No. 99-602013. Each of the class action suits and the shareholder's derivative suit set forth substantially similar allegations of purported misconduct and breach of fiduciary duties by certain officers and directors of the Company and the Board related to their conduct and consideration of certain business combinations. The shareholder plaintiffs seek, in each case unspecified damages, attorneys' fees and equitable relief, including, among other things, orders requiring the individual defendants to carry out their fiduciary duties, enjoining them from proceeding with alleged violations complained of in the complaints, and requiring them to disgorge all profits allegedly earned from purported insider stock transactions during the relevant time period. The Board has received a letter from another shareholder threatening a shareholder's derivative suit similar to that set forth above. In addition, the Company has been informed that several additional lawsuits have been filed which the Company believes contain allegations substantially similar to those set forth above, however, the Company has not been served with complaints in such matters. The descriptions of the litigation contained in this section are qualified in their entirety by the complaints filed as Exhibits 4, 5 and 6 hereto.

Item 9. Material to Be Filed as Exhibits

 Exhibit No.
 -----------
 Exhibit 1   Excerpts from Proxy Statement Chock Full O'Nuts Corporation, dated
             October 26, 1998.+
 Exhibit 2   Letter to Shareholders, dated May 20, 1999.+
 Exhibit 3   Press Release of Chock Full O'Nuts Corporation, dated May 20,
             1999.+
 Exhibit 4   Complaint filed in the Supreme Court of the State of New York,
             Laura Benjamin v. Chock Full O'Nuts Corp., et al. (C.A. No.
             9108759).+
 Exhibit 5   Complaint filed in the Supreme Court of the State of New York,
             Sandra Kafenbaum et al. v. Mark A. Alexander et al. (C.A. No.
             99602054).+
 Exhibit 6   Complaint filed in the Supreme Court of the State of New York,
             Harbor Finance Partners and Alan Freburg v. Marvin I. Haas et al.
             (No. 99-602013).+

--------
+  Filed herewith.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Chock Full O'Nuts Corporation

                                             /s/ Howard M. Leitner
                                          By: _________________________________
                                            Name:Howard M. Leitner
                                            Title:Senior Vice President and
                                                  Chief Financial Officer

Dated: May 20, 1999

                                 Exhibit Index

Exhibit 1 Excerpts from Proxy Statement Chock Full O'Nuts Corporation, dated October 26, 1998.+

Exhibit 2  Letter to Shareholders, dated May 20, 1999.+

Exhibit 3  Press Release of Chock Full O'Nuts Corporation, dated May 20,
           1999.+

Exhibit 4 Complaint filed in the Supreme Court of the State of New York, Laura Benjamin v. Chock Full O'Nuts Corp., et al. (C.A. No. 9108759).+

Exhibit 5 Complaint filed in the Supreme Court of the State of New York, Sandra Kafenbaum et al. v. Mark A. Alexander et al. (C.Al. No. 99602054).+

Exhibit 6 Complaint filed in the Supreme Court of the State of New York, Harbor Finance Partners and Alan Freburg v. Marvin I. Haas et al. (No. 99-602013).+
--------
+  Filed herewith.